Exhibit 99.1

Bell Canada
1 Carrefour Alexander-Graham-Bell
Building A7
Verdun (Québec)
H3E 3B3

Michel Lalande
Senior Vice-President, General Counsel &
Corporate Secretary - BCE & Bell
Telephone: 514 391-8386
Facsimile: 514 766-8161
 michel.lalande@bell.ca

April 30, 2015

TO:

British Columbia Securities Commission,
Corporate Finance Department

Alberta Securities Commission

Saskatchewan Financial Services Commission,
Securities Division

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland & Labrador

RE:	BCE Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the 2015 annual general meeting of shareholders of BCE Inc. (the “Corporation”) held on April 30, 2015 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting.

1.   Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholder meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%

Barry K. Allen	303,092,965	99.01	3,033,586	0.99
Ronald A. Brenneman	302,458,485	98.80	3,667,780	1.20
Sophie Brochu	302,407,999	98.79	3,718,485	1.21
Robert E. Brown	300,308,231	98.10	5,818,052	1.90
George A. Cope	303,080,798	99.01	3,045,485	0.99
David F. Denison	303,156,472	99.03	2,970,015	0.97
Robert P. Dexter	300,337,986	98.11	5,788,501	1.89
Ian Greenberg	285,887,263	93.39	20,238,868	6.61
Gordon M. Nixon	303,680,632	99.20	2,445,855	0.80
Thomas C. O’Neill	298,436,308	97.49	7,690,179	2.51
Robert C. Simmonds	304,361,686	99.42	1,764,801	0.58
Carole Taylor	304,257,331	99.39	1,868,961	0.61
Paul R. Weiss	303,272,971	99.07	2,853,513	0.93

…/2

9517570

2.   Appointment of Auditors

A ballot was conducted with respect to the appointment of Deloitte LLP as the Corporation’s Auditors. According to proxies received and ballots cast, Deloitte LLP was appointed the Corporation’s Auditors with the following results:

Votes For :	328,115,084 (97.41%)
Votes Withhold :	8,723,226 (2.59%)

 3.   Executive Compensation

A ballot was conducted with respect to the advisory resolution on executive compensation. According to proxies received and ballots cast, the proposal was approved with the following results:

Votes For :	292,568,534 (95.56%)
Votes Against :	13,587,611 (4.44%)

4.   Amendments to BCE’s By-law One

A ballot was conducted with respect to amendments to By-law one of the Corporation as described in the Corporation’s proxy circular. According to proxies received and ballots cast, the amendments were approved with the following results:

Votes For :	297,225,924 (97.08%)
Votes Against :	8,940,029 (2.92%)

5.   Shareholder Proposal No. 1

A ballot was conducted with respect to shareholder proposal no. 1 – Director Qualifications. The proposal was defeated with the following results:

Votes For :	14,323,274 (4.68%)
Votes Against :	289,203,694 (94.46%)
Votes Withhold :	2,630,505 (0.86%)

6.   Shareholder Proposal no. 2

A ballot was conducted with respect to shareholder proposal no. 2 – Gender Equality. The proposal was defeated with the following results:

Votes For :	11,384,283 (3.72%)
Votes Against :	292,240,386 (95.45%)
Votes Withhold :	2,542,041 (0.83%)

7.   Shareholder Proposal no. 3

A ballot was conducted with respect to shareholder proposal no. 3 – Business and Pricing Practices. The proposal was defeated with the following results:

Votes For :	10,958,941 (3.58%)
Votes Against :	292,278,321 (95.46%)
Votes Withhold :	2,932,292 (0.96%)

Yours truly,

(signed) Michel Lalande
Senior Vice-President, General Counsel &
Corporate Secretary - BCE & Bell

9517570